Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Regional Health Properties, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-184462 and 333-177531) on Form S-8 of Regional Health Properties, Inc. of our report dated April 16, 2018, with respect to the consolidated balance sheet of Regional Health Properties, Inc. as of December 31, 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), before the effects of the adjustments applied, as more fully described in Note 1, to the consolidated financial statements for the year ended December 31, 2017, which report appears in the December 31, 2018 annual report on Form 10-K of Regional Health Properties, Inc.

/s/ KPMG LLP

Atlanta, Georgia
May 16, 2019